 **NO ACT** DC

PE
11-21-07



DIVISION OF
CORPORATION FINANCE

07085583

RECD S.E.C.

DEC 1 9 2007

1086

December 19, 2007

James B. Lootens
Secretary and Deputy General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12|19|2007

Re: Eli Lilly and Company
        Incoming letter dated November 21, 2007

Dear Mr. Lootens:

This is in response to your letter dated November 21, 2007 concerning the
shareholder proposal submitted to Lilly by the Minnesota State Board of Investment. Our
response is attached to the enclosed photocopy of your correspondence. By doing this,
we avoid having to recite or summarize the facts set forth in the correspondence. Copies
of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which
sets forth a brief discussion of the Division's informal procedures regarding shareholder
proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Howard J. Bicker
        Executive Director
        Minnesota State Board of Investment
        60 Empire Drive
        Suite 355
        St. Paul, MN 55103

PROCESSED

JAN 1 0 2008

THOMSON
FINANCIAL



www.lilly.com

James B. Lootens
Secretary and Deputy General Counsel
Phone 317 276 5835   Fax 317 277 1680
E-Mail lootens.j.b@lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

Phone 317 276 2000

VIA UPS OVERNIGHT DELIVERY

November 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100F Street, NE
Washington, D.C. 20549

RE: Eli Lilly and Company – Shareholder Proposal Submitted by the Minnesota State Board of Investment

Ladies and Gentlemen:

Enclosed on behalf of Eli Lilly and Company ("Lilly"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are six copies of this letter as well as the shareholder proposal and supporting statement by the Minnesota State Board of Investment (the "Proponent") attached hereto as <u>Exhibit A</u> (the "Proposal") received by Lilly requesting a report "on the long-term economic stability of the company and on the risks of liability to [sic] legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents."

Except for the dates, this proposal is identical to the proposal we received in both 2005 and 2006 from this proponent, and which we omitted from our proxy statement based on your letters of January 11, 2006 and January 29, 2007, copies of which are attached hereto as <u>Exhibit B</u>. In addition, the Division of Corporation Finance reached the same conclusion with regard to this proposal in response to requests from Merck & Co., Inc. (available January 11, 2006) and Pfizer Inc. (available January 13, 2006 and January 29, 2007). On this basis, we have requested that the Proponent withdraw the proposal to avoid burdening the Division with another no-action request. However, as the Proponent has declined to do so, we are requesting your consideration of this matter again this year.

We are not aware of any more recent decision or opinion of the Division of Corporation Finance which runs counter to your letters of January 11, 2006 and January 29, 2007. Therefore, we believe Lilly may properly omit the Proposal from Lilly's 2008 proxy statement for the following

reasons. To the extent these arguments are based on matters of law, that letter represents a supporting legal opinion of counsel.

I. **Summary**

We believe that the Proposal can properly be excluded under Rule 14a-8(i)(7), allowing exclusion of a proposal relating to the company's ordinary business operations, and under Rule 14a-8(i)(10), allowing exclusion of a proposal that has already been substantially implemented. The staff has already reached the same conclusion on the same proposal submitted to Lilly in 2005 and 2006. Eli Lilly and Company (available January 11, 2006 and January 29, 2007).

II. **Rule 14a-8(i)(7)**

The Proposal deals with matters relating to the company's ordinary business operations. Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. The Commission has clarified (in SEC Release No. 34-40018 (May 21, 1998)) that "the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to identify two central considerations in examining the ordinary business exclusion.

The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. ... However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Staff Bulletin No. 14C (June 28, 2005), further clarified the application of Rule 14a-8(i)(7) to proposals referencing environmental or public health issues, stating:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating

operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal presented by the proponent fits into the former category of proposals described in the Staff Bulletin. It references a public health issue – here the issue of affordable access to medicines – but in actuality is related to the ordinary business of the company because it focuses on an internal assessment of the risks or liabilities that the company faces as a result of its current policy of linking supply of its products to Canadian wholesalers to Canadian patient demand. Although the proposal discusses U.S. pharmaceutical pricing, the Proposal neither requests that the company change its operating principles or policies, nor claims that production of the report itself would address an important social policy. Instead, the proposal asks the board to complete an internal analysis of the risks that the company faces as a result of its current practices. The proponent cannot avoid Rule 14a-8(i)(7) by simply citing a significant policy issue in connection with the ordinary business matters raised. See Xcel Energy Inc. (available Apr. 1, 2003) and Cinergy Corp. (available Feb. 5, 2004) (both permitting the exclusion of a proposal requesting a report on the economic risks of current emissions and the benefits of reducing them); The Mead Corporation (available Jan. 31, 2001) (permitting the exclusion of a proposal requesting a report on risks faced by the company); see also, Wal-Mart Stores, Inc. (available Mar. 15, 1999) (permitting the exclusion of a proposal requiring the company to report on actions it has taken to ensure that its suppliers do not use slave or child labor where a single element to be included in the report related to ordinary business matters); Chrysler Corp. (available Feb. 18, 1998) (permitting exclusion of a proposal requiring the company to review and report on its international codes and standards in six areas including human rights, child labor and environmental standards, where one item related to ordinary business and another was ambiguous). As a result, the Proposal may be properly omitted, consistent with the Commission's rationale above.

This result fits with the Commission's consistent position that analysis of risks and benefits of company policies in financial terms is a fundamental and ongoing part of a company's ordinary business operations, and best left to management and the board of directors. See Xcel Energy Inc. (available April 1, 2003), Cinergy Corp. (available Feb. 5, 2004), and The Mead Corporation (available Jan. 31, 2001) (all excluding proposals related to a request for a report on the company's environmental risks). A current, in-depth understanding of the risks facing the company is an essential element of both day-to-day activities and the company's long-term strategy.

In addition, this result is consistent with the Commission's approach to proposals which seek to "micro-manage" a company. The Proposal requests analysis of the company's supply-chain policies and practices with regard to 1) the long-term stability of the company and 2) to the risk of legal liability. Both questions require complicated and detailed financial analysis to complete, including looking at the company's global product lines and pricing structures, contractual obligations, the competitive landscape, international laws, political trends, customer and public perception, as well as other variables. The Proposal also acknowledges that the subject matter of the Proposal is the

subject of legal dispute. Further, the implied alternative to the company's current approach, facilitating importation of prescription drugs into the U.S., is currently prohibited by U.S. law. Thus, the proponent intends that this analysis include financial valuations of variables such as changes in U.S. and Canadian law and regulation, the outcome and/or likelihood of litigation, and shifts in public opinion – all of which are difficult to quantify and none of which are within the company's control. The requested analysis requires a deep understanding of the industry, applicable law, and the political landscape as well as analysis of strategic information that is proprietary to the company and highly confidential. It also requires significant business judgment, more properly exercised by company management and the board of directors than by shareholders who, as a group, would not be in a position to make an informed judgment. Although company management is responsible for the implementation of risk management at all levels of the company, risk management strategy and policy design is overseen by the board of directors. See Indiana Code 23-17-12-1 Sec. 1(b)(2), "...the business and affairs of the corporation [shall be] managed under the direction of the corporation's board of directors." Thus, under Indiana law, issuance of this type of report is within the scope of responsibilities assigned to the board. The Proposal also requests an analysis of the long-term stability of the company over an indefinite period of time with a deadline of September 30, 2008 – both elements of the Proposal indicate an improper attempt to "micro-manage".

III. Rule 14a-8(i)(10)

In addition to the rationale discussed above, the company should be able to exclude the Proposal on the grounds that it has already been substantially implemented, based on Rule 14a-8(i)(10). See SEC Release No. 34-20091 (Aug. 16, 1983). The Commission has concurred that a proposal has been "substantially implemented" where a company can demonstrate that it has already adopted policies or acted to address each element of a shareholder proposal. See Albertson's Inc., (Mar. 23, 2005); Exxon Mobil Corp. (available Jan. 24, 2001); Nordstrom Inc. (available Feb. 8, 1995); The Gap, Inc. (available Mar. 8, 1996).

The Proposal consists of two elements: a report on (1) the effects on the long-term economic stability of the company and (2) the risks of liability for legal claims, in both instances in light of the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The company regularly communicates material information about both of these subjects in various ways, as required or permitted by law, including SEC filings, press releases, and quarterly earnings and other investor conference calls. In particular, Regulation S-K requires the company to disclose material risks facing the company in the company's annual report on 10-K, and to update this disclosure on a quarterly basis in the company's 10-Q filings. Excerpts of these disclosures are provided below. Although these disclosures are not in the format of a single report, the company's implementation need not mirror the format requested by the proponent. See Albertson's Inc., (available Mar. 23, 2005); The Talbots, Inc. (available Apr. 5, 2002); Cisco Systems, Inc. (available Aug. 11, 2003); Exxon Mobil Corp. (available Jan. 24, 2001); The Gap, Inc. (available Mar. 16, 2001); E.I. du Pont de Nemours and Co. (available Feb. 14, 1995); The Boeing Co. (available Feb. 7, 1994). The discussion of these risks occurs in the context of a

broader discussion of the risks facing the company, and is addressed in three broad categories: risks to the company due to pricing pressures, risks to the company due to laws or regulations, and risks of litigation. To require a special and separate report on risks related only to the company's policy with respect to supply to Canada is unnecessary, duplicative, and would exclude this broader context. The company also reports on importation, pricing and access to medicines (the proponent's underlying social concerns) in its Corporate Citizenship Report, published on the company's website at www.Lilly.com and updated annually.

The following information related to the risk (both legal and with regard to the long-term economic stability of the company) of Canadian product supply policies has already been provided to shareholders or is available on the company's website:

A. 2006 Annual Report of form 10-K, filed February 28, 2007, p.19
In the United States, implementation of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA), which provides a prescription drug benefit under the Medicare program, took effect January 1, 2006. In 2006, we experienced a one-time sales benefit as a result of MMA; however, in the long term there is additional risk of increased pricing pressures. While the MMA prohibits the Secretary of Health and Human Services (HHS) from directly negotiating prescription drug prices with manufacturers, legislation was passed in early 2007 by the U.S. House of Representatives that would require HHS to negotiate directly with pharmaceutical manufacturers. This legislation will be considered by the U.S. Senate. MMA retains the authority of the Secretary of HHS to prohibit the importation of prescription drugs. Legislation to allow for broad-scale importation has been presented to both the House of Representatives and the Senate. The proposed legislation could remove that authority and allow for the importation of products into the U.S. If adopted, such legislation would likely have a negative effect on our U.S. sales. Current importation language allows for medication to be carried in person from Canada to the U.S. and does not authorize mail or Internet importation. Further, the language disallows certain medications including injectibles. We believe the expanded prescription drug coverage for seniors under the MMA has further alleviated the perceived need for a federal importation scheme. However, notwithstanding the federal law that continues to prohibit all but the very narrow drug importation detailed above, several states have implemented importation schemes for their citizens, usually involving a website that links patients to selected Canadian pharmacies.

pp. 13 and 15
While it is not possible to predict or determine the outcome of the ... legal actions brought against us, we believe that ... the resolution of ... such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

...

During 2004 we, along with several other pharmaceutical companies, were named in one consolidated case in Minnesota federal court brought on behalf of consumers alleging that the conduct of pharmaceutical companies in preventing commercial importation of prescription drugs from outside the United States violated antitrust laws and one case in California state court brought by several pharmacies in which plaintiffs' claims are less specifically stated, but are substantially similar to the claims asserted in Minnesota. Both cases seek restitution for alleged overpayments for pharmaceuticals and an injunction against the allegedly violative conduct. The federal district court in the Minnesota case has dismissed the federal claims, ruling that the state claims must be brought in separate state court actions. The Eighth Circuit Court of Appeals has affirmed the district court's decision. In the California case, summary judgment has been granted to Lilly and the other defendants. The plaintiffs have appealed that decision.

Page 34
FINANCIAL EXPECTATIONS FOR 2007 ... Actual results could differ materially and will depend on, among other things ... the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals.

B. 10-Q filed November 3, 2007, p. 17
In the United States, implementation of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA), which provides a prescription drug benefit under the Medicare program, took effect January 1, 2006. Various measures have been discussed and/or passed in both the U.S. House of Representatives and U.S. Senate that would legalize the importation of prescription drugs and either allow or require the Secretary of Health and Human Services to negotiate drug prices directly with pharmaceutical manufacturers. We expect pricing pressures at the federal and state levels to continue.

p. 25
Actual results could differ materially and will depend on, among other things, the ... impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals ....

.

C. Lilly Website – Access to Medicines
(http://www.lilly.com/products/access/state_fed_efforts.html)
Importation

Lilly strongly opposes the importation/re-importation of prescription drugs. Allowing the importation of drugs is really about importing foreign price controls into the United States. The result would be devastating to the research-based pharmaceutical industry as revenues available for R&D would be diminished significantly.

There is no guarantee that drugs that have been shipped to foreign countries, which have their own storage requirements, and returned to the U.S. for resale are unadulterated. These drugs may have been improperly stored, handled and/or shipped. Prohibitions against importation are designed to ensure that adulterated,

counterfeit and unapproved drugs do not enter the U.S. The FDA repeatedly has stated that no matter what safeguards are added, it cannot ensure the safety of imported drugs. Problems that arise from use of imported drugs undermine public confidence in the U.S. drug supply.

D. 2005 Proxy Statement

The company made the following statements in 2005 in opposition to a shareholder proposal requesting the company to implement a policy of not constraining importation of drugs from foreign markets and to report on that policy to shareholders.

Statement in Opposition to the Proposal Regarding Importation of Drugs
The public policy and compliance committee of the board has reviewed the shareholder proposal and finds that it is not in the best of interest of shareholders as it asks us to develop and promulgate a policy that is in direct conflict with existing laws of the United States and our objective of ensuring safe supply of our drugs around the world. In addition, such a policy would harm our ability to discover and develop innovative drugs.

Importation of pharmaceuticals into the United States is illegal, and the safety of illegally imported products cannot be ensured. Efforts to open the Canadian system to supply the much larger United States market would open United States consumers to threats of counterfeit products, product tampering, and product integrity problems with their medicines. The Canadian government has stated that it will not establish regulatory processes to address the safety and integrity of pharmaceuticals passing through Canada destined for other countries. The U.S. Food and Drug Administration has repeatedly stated that it cannot guarantee the safety of medicine coming into the United States from outside the current regulatory framework. In fact, at the end of last year, the U.S. Department of Health and Human Services Task Force on Drug Importation (HHS task force) reported on its year-long examination of the risks and benefits of importation. The HHS task force, composed of leaders from across federal government, gathered information from around the world, heard testimony from stakeholders of all kinds, and concluded that allowing importation from other countries would open a channel for potentially dangerous counterfeit drugs.

Maintaining product integrity is essential to patient safety. The company's decision to supply Canadian wholesalers only sufficient product to meet local Canadian demand is consistent with historical company contract requirements and with our evaluation of the safety of the Canadian system. If the company does not take steps to protect the United States and Canadian supply chains from counterfeiting and tampering, patients could be placed at risk and we could face legal and financial threats and harm to our reputation.

Also, in its 2005 Proxy Statement, the company responded to an identical proposal to the current Proposal (submitted by the same shareholder). In that response, the

company expressly addressed its assessment of risks it faces (both business and legal) as a result of its Canadian supply policy:

Statement in Opposition to the Proposal Regarding Limiting Product Supply to Canada

... We disclose material financial and legal risks to the company in Forms 10-Q, 10-K, and 8-K filings with the Securities and Exchange Commission (SEC), and public policy issues such as access to medicines in our annual Corporate Responsibility Report (available on our website at responsible.lilly.com). We believe the business risks from our supply chain management practices are immaterial, do not warrant further discussion in our SEC filings, and do not rise to the level of a special report. We have acted independently to develop supply chain management systems, policies, and associated customer contracts. We do not believe we will assume regulatory risk by employing our current global strategy linking supply of our products to Canadian wholesalers to Canadian patient demand. Moreover, while we have disclosed in our SEC filings that we (along with several other pharmaceutical companies) have been named in lawsuits alleging that our conduct in preventing commercial importation of prescription drugs violates antitrust laws, we believe the suits are without merit and will not have a material impact on our operations.

The Federal Food, Drug, and Cosmetic Act makes it illegal to import unapproved, misbranded, and adulterated drugs into the United States, which includes foreign versions of U.S.-approved medications. We adhere to these laws. Importation of pharmaceutical products puts patients at greater risk of buying and receiving product that is outdated or otherwise compromised, or counterfeit copies of our products that contain inert or overly potent ingredients.

Finally, although not part of the Proposal's resolution section, the social policy of concern to the proponent is pharmaceutical pricing. The company has reported extensively on this issue in its Corporate Citizenship Report, which is available on its website at www.Lilly.com. The report also contains a description of the company's access programs which provide free or discounted medicines to eligible patients, and its philanthropic partnership to fight multi-drug resistant TB. All of these programs provide medicines to those who might otherwise not be able to afford them.

The company has already published information that is responsive to the Proposal and addresses its "essential objectives". Therefore, we believe the Proposal can be omitted from our proxy materials as it has already been substantially implemented.

IV.   Conclusion

The company believes, for the reasons stated above, that the Proposal may be properly omitted from the company's proxy materials.

In accordance with Rule 14a-8(j), we are by separate letter advising the Proponent of Lilly's intention to omit the Proposal from its proxy statement and providing it with a copy of this letter and the attached exhibits.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Lilly omits the Proposal from its proxy materials for its 2008 Annual Meeting of Shareholders. We would appreciate your response not later than February 1, 2008 so that Lilly may be able to meet its timetable for distributing its proxy materials.

Should you disagree with our conclusions, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to the foregoing, please do not hesitate to call me at 317-276-5835.

Please acknowledge receipt of this letter and the attached material by stamping and returning the enclosed copy of this letter in the self-addressed stamped envelope.

Very truly yours,

James B. Lootens

Enclosures

cc: Howard J. Bicker
        Executive Director
        Minnesota State Board of Investment
        60 Empire Drive, Suite 355
        St. Paul, MN 55103

EXHIBIT A

**MINNESOTA·
STATE
BOARD OF
INVESTMENT**



Board Members:

Governor
Tim Pawlenty

State Auditor
Rebecca Otto

Secretary of State
Mark Ritchie

Attorney General
Lori Swanson

Executive Director:

Howard J. Bicker

October 19, 2007   J.B.L.

OCT 23 2007

Mr. James B. Lootens
Secretary
Eli Lilly and Company
·Lilly Corporate Center
Indianapolis, IN 46285

Dear Mr. Lootens:

The Minnesota State Board of Investment (MSBI) has asked me to notify
you of our intention to sponsor the enclosed proposal for consideration and
approval of stockholders at the next annual meeting. I submit it to you in
accordance with the general rules and regulations under Rule 14a-8 of the
Securities Exchange Act of 1934 and ask that our name be included in your
proxy statements.

The enclosed letter from State Street Bank and Trust Company of Boston
asserts the Board's ownership, for more than a year, of your outstanding
shares.

Under current policies affecting MSBI portfolio, the MSBI will continue to
hold shares in your company through the date of the 2008 Annual Meeting.

Sincerely,

Howard Bicker

Howard J. Bicker
Executive Director

HJB:dfg

*60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:*
minn.sbi@state.mn.us
www.sbi.state.mn.us

*An Equal Opportunity
Employer*

Importation

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

RESOLVED:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2008.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

EXHIBIT B

2006 WL 129327 (S.E.C. No - Action Letter)

*1 Eli
Lilly
and Company

Publicly Available January 11, 2006

1934 Act / s -- / Rule 14A-8

January 11, 2006
Publicly Available January 11, 2006

Re: Eli Lilly and Company

Incoming letter dated December 20, 2005

The proposal requests the board to prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents.

There appears to be some basis for your view that Eli Lilly may exclude the proposal under rule 14a-8(i)(7), as relating to Eli Lilly's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Eli Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Eli Lilly relies.

Sincerely,

Mark F. Vilardo
Special Counsel

December 20, 2005

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100F STREET, NE
WASHINGTON, D.C. 20549Re: Eli Lilly and Company -

Shareholder Proposal Submitted by the Minnesota State Board of

Investment

Ladies and Gentlemen:

Enclosed on behalf of Eli Lilly and Company ("Lilly"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are six copies of this letter as well as the shareholder proposal and supporting statement by the Minnesota State Board of Investment attached hereto as Exhibit A (the "Proposal") received by Lilly requesting a report **"on the long-term economic stability of the company and on the risks of liability to [sic] legal claims that arise from the company's policy of limiting the availability of its products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents."**

The purpose of this letter is to set forth the reasons why we believe Lilly may properly omit the Proposal from Lilly's 2006 proxy statement. To the extent such reasons are based on matters of law, this letter represents a supporting legal opinion of counsel.

In accordance with Rule 14a-8(j), we are by separate letter advising the proponent of the Proposal of Lilly's intention to omit the Proposal from its proxy statement and providing them with a

copy of this letter.

I. Summary

We believe that the Proposal can properly be excluded under Rule 14a-8(i)(7), allowing exclusion of a proposal relating to the company's ordinary business operations, and under Rule 14a-8(i)(10), allowing exclusion of a proposal that has already been substantially implemented.

II. Rule 14a-8(i)(7)

*2 The Proposal deals with matters relating to the company's ordinary business operations. Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. The Commission has clarified (in SEC Release No. 34-40018 (May 21, 1998)) that " the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to identify two central considerations in examining the ordinary business exclusion.

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. ... However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration
> ... relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed

judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Further, Staff Bulletin No. 14C (June 28, 2005), further clarified the application of Rule 14a-8(i)(7) to proposals referencing environmental or public health issues, stating:
> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal presented by the proponent fits into the former category of proposals described in the Staff Bulletin. It references a public health issue - here the issue of affordable access to medicines - but in actuality is related to the ordinary business of the company because it focuses on an internal assessment of the risks or liabilities that the company faces as a result of its current policy of linking supply of its products to Canadian wholesalers to Canadian patient demand. Although the proposal discusses U.S. pharmaceutical pricing, the Proposal neither requests that the company change its operating principles or policies, nor claims that production of the report itself would address an important social policy. Instead, the proposal asks the board to complete an internal analysis of the risks that the company faces as a result of its current practices. The proponent cannot avoid Rule 14a-8(i)(7) by simply citing a significant policy issue in connection with the ordinary business matters raised. See Xcel Energy Inc. (available Apr. 1, 2003) and Cinergy Corp. (available Feb. 5, 2004) (both permitting the exclusion of a proposal requesting a report on the economic risks of current emissions and the benefits

of reducing them); The Mead Corporation (available Jan. 31, 2001) (permitting the exclusion of a proposal requesting a report on risks faced by the company); see also, Wal-Mart Stores, Inc. (available Mar. 15, 1999) (permitting the exclusion of a proposal requiring the company to report on actions it has taken to ensure that its suppliers do not use slave or child labor where a single element to be included in the report related to ordinary business matters); Chrysler Corp. (available Feb. 18, 1998) (permitting exclusion of a proposal requiring the company to review and report on its international codes and standards in six areas including human rights, child labor and environmental standards, where one item related to ordinary business and another was ambiguous). As a result, the Proposal may be properly omitted, consistent with the Commission's rationale above.

*3 This result fits with the Commission's consistent position that analysis of risks and benefits of company policies in financial terms is a fundamental and ongoing part of a company's ordinary business operations, and best left to management and the board of directors. See Xcel Energy Inc. (available April 1, 2003), Cinergy Corp. (available Feb. 5, 2004), and The Mead Corporation (available Jan. 31, 2001) (all excluding proposals related to a request for a report on the company's environmental risks). A current, in-depth understanding of the risks facing the company is an essential element of both day-to-day activities and the company's long-term strategy.

In addition, this result is consistent with the Commission's approach to proposals which seek to " micro-manage" a company. The Proposal requests analysis of the company's supply-chain policies and practices with regard to 1) the long-term stability of the company and 2) to the risk of legal liability. Both questions require complicated and detailed financial analysis to complete, including looking at the company's global product lines and pricing structures, contractual obligations, the competitive landscape, international laws, political trends, customer and public perception, as well as other variables. The Proposal also acknowledges that the subject matter of the Proposal is the subject of legal dispute. Further, the implied alternative to the company's current approach, facilitating importation of prescription drugs into the U.S., is currently prohibited by U.S. law. Thus, the proponent intends

that this analysis include financial valuations of variables such as changes in U.S. and Canadian law and regulation, the outcome and/or likelihood of litigation, and shifts in public opinion - all of which are difficult to quantify and none of which are within the company's control. The requested analysis requires a deep understanding of the industry, applicable law, and the political landscape as well as analysis of strategic information that is proprietary to the company and highly confidential. It also requires significant business judgment, more properly exercised by company management and the board of directors than by shareholders who, as a group, would not be in a position to make an informed judgment. Although company management is responsible for the implementation of risk management at all levels of the company, risk management strategy and policy design is overseen by the board of directors. See Indiana Code 23-17-12-1 Sec. 1(b)(2), "...the business and affairs of the corporation [shall be] managed under the direction of the corporation's board of directors." Thus, under Indiana law, issuance of this type of report is within the scope of responsibilities assigned to the board. The Proposal also requests an analysis of the long-term stability of the company over an indefinite period of time with a deadline of September 30, 2006 - both elements of the Proposal indicate an improper attempt to "micro-manage".

III. Rule 14a-8(i)(10)

*4 In addition to the rationale discussed above, the company should be able to exclude the Proposal on the grounds that it has already been substantially implemented, based on Rule 14a-8(i)(10). See SEC Release No. 34-20091 (Aug. 16, 1983). The Commission has concurred that a proposal has been "substantially implemented" where a company can demonstrate that it has already adopted policies or acted to address each element of a shareholder proposal. See Albertson's Inc., (Mar. 23, 2005); Exxon Mobil Corp. (available Jan. 24, 2001); Nordstrom Inc. (available Feb. 8, 1995); The Gap, Inc. (available Mar. 8, 1996).

The Proposal consists of two elements: a report on (1) the effects on the long-term economic stability of the company and (2) the risks of liability for legal claims, in both instances in light of the company's policy of limiting the availability of the company's

products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The company regularly communicates material information about both of these subjects in various ways, as required or permitted by law, including SEC filings, press releases, quarterly earnings and other investor conference calls. In particular, Regulation S-K requires the company to disclose material risks facing the company in the company's annual report on 10-K, and to update this disclosure on a quarterly basis in the company's 10-Q filings. Excerpts of these disclosures are provided below. Although these disclosures are not in the format of a single report, the company's implementation need not mirror the format requested by the proponent. See Albertson's Inc., (available Mar. 23, 2005); The Talbots, Inc. (available Apr. 5, 2002); Cisco Systems, Inc. (available Aug. 11, 2003); Exxon Mobil Corp. (available Jan. 24, 2001); The Gap, Inc. (available Mar. 16, 2001); E.I. du Pont de Nemours and Co. (available Feb. 14, 1995); The Boeing Co. (available Feb. 7, 1994). The discussion of these risks occurs in the context of a broader discussion of the risks facing the company, and is addressed in three broad categories: risks to the company due to pricing pressures, risks to the company due to laws or regulations, and risks of litigation. To require a special and separate report on risks related only to the company's policy with respect to supply to Canada is unnecessary, duplicative, and would exclude this broader context. The company also reports on importation, pricing and access to medicines (the proponent's underlying social concerns) in its Corporate Citizenship Report, published on the company's website at www.Lilly.com and updated annually.

The following information related to the risk (both legal and with regard to the long-term economic stability of the company) of Canadian product supply policies has already been provided to shareholders or is available on the company's website:

1. 2004 Annual Report of form 10-K, filed March 8, 2005, pp.7-8

*5 In the U.S., we expect branded pharmaceutical products to be subject to increasing pricing pressures. Implementation of

the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA), providing a prescription drug benefit under the Medicare program, will take effect January 1, 2006. ... the MMA retains the authority of the Secretary of Health and Human Services to prohibit the importation of prescription drugs, but we expect Congress to consider several measures that could remove that authority and allow for the importation of products into the U.S. regardless of their safety or cost. If adopted, such legislation would likely have a negative effect on our U.S. sales. We are encouraged by the release of the HHS Task Force Report on Importation, which concludes that the safety and possible cost savings of an importation scheme are questionable.

... Additionally, notwithstanding the federal law prohibiting pharmaceutical importation, nine states have implemented importation schemes for their citizens, usually involving a website that links patients to selected Canadian pharmacies. One state has such a program for its state employees. In the absence of federal action to curtail state activities, we expect other states to launch importation efforts. As a result, we expect pressures on pharmaceutical pricing to continue.

p.16

During 2004 we, along with several other pharmaceutical companies, were named in one consolidated case in Minnesota federal court brought on behalf of consumers alleging that the conduct of pharmaceutical companies in preventing commercial importation of prescription drugs from outside the United States violated antitrust laws and one case in California state court brought by several pharmacies in which plaintiffs' claims are less specifically stated, but seem to be substantially similar to the claims asserted in Minnesota. The Minnesota case seeks a class action certification. Both cases seek restitution for alleged overpayments for pharmaceuticals and an injunction against the allegedly violative conduct. We and the other defendants have filed a motion to dismiss in the Minnesota case, which is pending. The magistrate judge has recommended that the motion to dismiss be

granted as to the federal claims and denied as to the state law claims. In the California case, the court has granted a motion to dismiss by the defendants but permitted the plaintiffs to re-file their complaint, which plaintiffs have now done. While we intend to vigorously defend these suits, given their early procedural stage, we cannot predict or determine the outcome of this litigation.

While it is not possible to predict or determine the outcome of the ... legal actions brought against us, we believe that ... the resolution of ... such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

Exhibit 13

*6 FINANCIAL EXPECTATIONS FOR 2005
... Actual results could differ materially and will depend on, among other things ... the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals.

Exhibit 99

Certain factors, including but not limited to those listed below, may cause actual results to differ materially from current expectations and historical results. ... Government health care cost-containment measures can significantly affect our sales and profitability. These include federal, state, and foreign laws and regulations that negatively affect pharmaceutical pricing, such as Medicaid and Medicare; pharmaceutical importation laws; and other laws and regulations that, directly or indirectly, impose governmental controls on the prices at which our products are sold.

2. 10-Q filed November 3, 2005, p. 24

During 2004 we, along with several other pharmaceutical companies, were named in one consolidated case in Minnesota federal court brought on behalf of consumers alleging that

the conduct of pharmaceutical companies in preventing commercial importation of prescription drugs from outside the United States violated antitrust laws and one case in California state court brought by several pharmacies in which plaintiffs' claims are less specifically stated, but are substantially similar to the claims asserted in Minnesota. Both cases seek restitution for alleged overpayments for pharmaceuticals and an injunction against the allegedly violative conduct. The federal district court in the Minnesota case has dismissed the federal claims and ruled that the state claims must be brought in separate state court actions. Plaintiffs have appealed that decision to the Eighth Circuit Court of Appeals. The California case is currently in discovery.

While it is not possible to predict or determine the outcome of the ... legal actions brought against us ... we believe that ... the resolution of ... such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

3. Corporate Citizenship Report (www.Lilly.com)

Importation and Counterfeiting

Lilly recognizes that there is growing political and public momentum for legalizing the importation of prescription drugs from Canada and other countries. Lilly opposes importation for three key reasons. Drug importation poses a clear danger to the U.S. prescription drug supply, and it threatens our ability to develop new medicines. Importation also has the potential to harm the U.S. economy through the loss of jobs and investment by the research pharmaceutical industry.

Importantly, every federal agency responsible for drug safety that has looked at importation has voiced safety concerns. Most Americans who buy drugs from Canadian websites assume that these drugs come from Canada. However, growing evidence suggests that drugs are being shipped from other countries, through Canada, into the United States. Canadian health authorities do not regulate medicines

transshipped through Canada; thus the safety of these products cannot be ensured.

*7 In an effort to ensure appropriate Canadian domestic supply and to address increasing levels of illegal importation of pharmaceuticals from Canada and the patient safety issues caused by importation, Lilly introduced a program to allocate the supply of its products to Canadian wholesalers based on Canadian patient demand.

The prescription drug counterfeiting business has become a highly sophisticated, globalized endeavor, encompassing highly specialized distribution syndicates that deliver high-quality replicas of packages containing counterfeited drug product. Counterfeit product is largely produced in Asia and destined for markets around the world, including numerous countries targeted as potential U.S. importation sources, if importation were to be legalized. Lilly tests the counterfeit materials we recover during investigations and finds wide variance in quality and sterility of the end product. Some counterfeit materials have no active ingredient, some contain too much or too little active ingredient, some have unrecognizable content, some contain other products, and many are made in unhygienic settings. Legalizing drug importation would likely increase exponentially these sophisticated counterfeiting activities.

4. 2005 Proxy Statement

The company made the following statements in opposition to a shareholder proposal last year requesting the company to implement a policy of not constraining importation of drugs from foreign markets and to report on that policy to shareholders.

Statement in Opposition to the Proposal Regarding Importation of Drugs

The public policy and compliance committee of the board has reviewed the shareholder proposal and finds that it is not in the best of interest of shareholders as it asks us to develop and promulgate a policy that is in direct conflict with existing laws of the United States and our objective of ensuring safe supply of our drugs around the world. In addition, such a

policy would harm our ability to discover and develop innovative drugs.

Importation of pharmaceuticals into the United States is illegal, and the safety of illegally imported products cannot be ensured. Efforts to open the Canadian system to supply the much larger United States market would open United States consumers to threats of counterfeit products, product tampering, and product integrity problems with their medicines. The Canadian government has stated that it will not establish regulatory processes to address the safety and integrity of pharmaceuticals passing through Canada destined for other countries. The U.S. Food and Drug Administration has repeatedly stated that it cannot guarantee the safety of medicine coming into the United States from outside the current regulatory framework. In fact, at the end of last year, the U.S. Department of Health and Human Services Task Force on Drug Importation (HHS task force) reported on its year-long examination of the risks and benefits of importation. The HHS task force, composed of leaders from across federal government, gathered information from around the world, heard testimony from stakeholders of all kinds, and concluded that allowing importation from other countries would open a channel for potentially dangerous counterfeit drugs.

*8 Maintaining product integrity is essential to patient safety. The company's decision to supply Canadian wholesalers only sufficient product to meet local Canadian demand is consistent with historical company contract requirements and with our evaluation of the safety of the Canadian system. If the company does not take steps to protect the United States and Canadian supply chains from counterfeiting and tampering, patients could be placed at risk and we could face legal and financial threats and harm to our reputation.

Also, in its 2005 Proxy Statement, the company responded to an identical proposal to the current Proposal (submitted by the same shareholder). In that response, the company expressly addressed its assessment of risks it faces (both business and legal) as a result of its Canadian supply policy:

Statement in Opposition to the Proposal

Regarding Limiting Product Supply to Canada

... We disclose material financial and legal risks to the company in Forms 10-Q, 10-K, and 8-K filings with the Securities and Exchange Commission (SEC), and public policy issues such as access to medicines in our annual Corporate Responsibility Report (available on our website at responsible.lilly.com). We believe the business risks from our supply chain management practices are immaterial, do not warrant further discussion in our SEC filings, and do not rise to the level of a special report. We have acted independently to develop supply chain management systems, policies, and associated customer contracts. We do not believe we will assume regulatory risk by employing our current global strategy linking supply of our products to Canadian wholesalers to Canadian patient demand. Moreover, while we have disclosed in our SEC filings that we (along with several other pharmaceutical companies) have been named in lawsuits alleging that our conduct in preventing commercial importation of prescription drugs violates antitrust laws, we believe the suits are without merit and will not have a material impact on our operations.

The Federal Food, Drug, and Cosmetic Act makes it illegal to import unapproved, misbranded, and adulterated drugs into the United States, which includes foreign versions of U.S.-approved medications. We adhere to these laws. Importation of pharmaceutical products puts patients at greater risk of buying and receiving product that is outdated or otherwise compromised, or counterfeit copies of our products that contain inert or overly potent ingredients.

Finally, although not part of the Proposal's resolution section, the social policy of concern to the proponent is pharmaceutical pricing. The company has reported extensively on this issue in its Corporate Citizenship Report, which is available on its website at www.Lilly.com. The report also contains a description of the company's access programs which provide free or discounted medicines to eligible patients, and its philanthropic partnership to fight multi-drug resistant TB. All of these programs provide medicines to those who might otherwise not be able to afford them.

*9 The company has already published information that is responsive to the Proposal and addresses its " essential objectives". Therefore, we believe the Proposal can be omitted from our proxy materials as it has already been substantially implemented.

IV. Conclusion

The company believes, for the reasons stated above, that the Proposal may be properly omitted from the company's proxy materials. We respectfully request your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Lilly omits the Proposals from its proxy materials for its 2006 Annual Meeting of Shareholders. We would appreciate your response no later than February 3, 2006 so that Lilly may be able to meet its timetable for distributing its proxy materials.

Should you disagree with the conclusions set forth herein, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to the foregoing, please do not hesitate to call me at 317-276-5835.

Please acknowledge receipt of this letter and the attached material by stamping and returning the enclosed copy of this letter in the self-addressed stamped envelope.

Very truly yours,

James B. Lootens
Assistant Secretary and Assistant General Counsel
ELI LILLY AND COMPANY
Indianapolis, Indiana 46285 U.S.A.
Phone 317 276 5835

EXHIBIT A

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals

in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2006.

SUPPORTING STATEMENT

*10 We urge shareholders to vote **FOR** this proposal.

258 words

January 4, 2006

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, DC 20549Re: Shareholder Proposal of the Minnesota State Board of Investment

Dear Ladies and Gentlemen:

This letter is to inform you that the Minnesota State Board of Investment ("SBI") disagrees with the intent of Eli Lilly and Company ("Lilly") to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders the shareholder proposal ("the Proposal") and statement in support submitted by SBI. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also, a copy of this letter and its attachments are being mailed on this date to Lilly.

The SBI respectfully requests that the staff of the Division of Corporation Finance (the "Staff") ignore the Lilly request to concur with the view that the Proposal may be excluded from the 2006 Proxy Materials.

The Proposal is the same as that which appeared in Lilly 2005 Proxy Materials. The SBI wishes to thank publicly the staff at Lilly for their cooperation in having the proposal included in their 2005 Proxy Materials. The proposal garnered 13.9 percent approval.

Given Lilly's cooperation in 2005, the SBI is now puzzled why they choose to try to exclude the Proposal. Perhaps it is uncomfortable for Lilly to have a large group of their shareholders respond in the affirmative on an issue of significant importance to the firm's future. But to ignore such a significant number of shareholders ought not to be considered ordinary business. If not to their shareholders, then to whom does Lilly respond?

The SBI disagrees with the assertion by Lilly that they have substantially implemented the resolution. It is important to have a discussion of the issue in a single report. Lilly's evidence of its response on the matter relies on responses to prior proxy motions and a few isolated paragraphs in Lilly's March 2004 10-K and November 2005 10-Q SEC report filings. Only an investment analyst experienced in pulling together disparate sources of information provided by the company might be able to find the paragraphs which at best are little more than mentions of the issue and by no means constitute a complete discussion. As a pharmaceutical company, Lilly customarily prepares detailed information for its customers purchasing their products and does not

expect their customers to cobble together sufficient information. Certainly Lilly's shareholders should be entitled to no less.

The SBI's Proposal simply requests a report, a report on an issue of interest to every shareholder concerned with the future of the company.

The SBI respectfully requests that the staff not concur with Lilly's intention to exclude the Proposal from its Proxy Materials.

Respectfully,

Howard Bicker
**11 Executive Director

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and

Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

0i026ffdcc36dd4650be7cb9558c4ea437applic
ation/pdf9252310.00.0FSEC-NAL-PDF1.402006
WL 129327 (S.E.C. No - Action Letter)
END OF DOCUMENT

2007 WL 316387 (S.E.C. No - Action Letter)

*1 Eli
Lilly
and Company

Publicly Available January 29, 2007

SEC LETTER
1934 Act / s -- / Rule 14A-8

January 29, 2007Publicly Available January 29, 2007

JAMES B. LOOTENS
SECRETARY AND DEPUTY GENERAL COUNSEL
ELI LILLY AND COMPANY
LILLY CORPORATE CENTER
INDIANAPOLIS, IN 46285Re: Eli Lilly and Company

Incoming letter dated January 12, 2007

Dear Mr. Lootens:

This is in response to your letter dated January 12, 2007 concerning the shareholder proposal submitted to Eli Lilly by Minnesota State Board of Investment. On January 5, 2007, we issued our response expressing our informal view that Eli Lilly could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now seems to be some basis for your view that

Eli Lilly may exclude the proposal under rule 14a-8(i)(7), (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Eli Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Eli Lilly relies.

Sincerely,

Martin P. Dunn
Deputy Director

SEC LETTER
1934 Act / s -- / Rule 14A-8

January 29, 2007Publicly Available January 29, 2007

Re: The Coca-Cola Company

Incoming letter dated December 14, 2006

The proposal seeks for the company to compensate the Bigios family fully and fairly for their losses described in the proposal.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(7) as relating to Coca-Cola's ordinary business operations (i.e., litigation strategy). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser

LETTER TO SEC

January 12, 2007

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, DC 20549
ATTENTION: DEREK B. SWANSON,
ATTORNEY-ADVISORDear Mr. Swanson:

We have just received a copy of your letter of January 5, 2007, denying our no-action request and we respectfully request that you reconsider your position.

Your response states that our letter of December 15, 2006 (the "2006 Letter") "does not advance a basis for exclusion." However, the 2006 Letter stated that the proposal in question is identical to a proposal we received the previous year, and as to which the Division of Corporation Finance had provided a no-action letter in our favor on January 11, 2006. Attached as Exhibit C to the 2006 Letter was a copy of our original no-action request, dated December 20, 2005 (the "2005 Letter"). The 2006 Letter specifically stated that the 2005 Letter was being " resubmitted for your consideration." The 2006 Letter also stated that to the extent the arguments in the 2005 Letter were based on matters of law, the 2005 Letter represented a supporting legal opinion of counsel.

*2 The 2005 Letter contained two grounds for exclusion: Rule 14a-8(i)(7) (ordinary business operations) and Rule 14a-8(i)(10) (substantially implemented). Because we expressly resubmitted this letter for your consideration, we believe we stated two valid bases for exclusion. We apologize if we created any confusion by attaching the 2005 as an exhibit rather than restating the arguments in the body of the 2006 Letter.

To avoid any further confusion, we are restating below the entire substantive portion of the 2005 Letter and ask that you reconsider our request based on the analysis below.

In accordance with Rule 14a-8(j), we are providing six copies of this letter and we are by separate letter providing the proponent of the Proposal with a copy of this letter.

I. Summary

We believe that the Proposal can properly be excluded under Rule 14a-8(i)(7), allowing exclusion of a proposal relating to the company's ordinary business operations, and under Rule 14a-8(i)(10), allowing exclusion of a proposal that has already been substantially implemented. The staff has already allowed exclusion of the identical proposal submitted to Lilly in 2005. See Eli Lilly and Company (available January 11, 2006).

II. Rule 14a-8(i)(7)

The Proposal deals with matters relating to the company's ordinary business operations. Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. The Commission has clarified (in SEC Release No. 34-40018 (May 21, 1998)) that "the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to identify two central considerations in examining the ordinary business exclusion.

The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. ... However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would

transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration

... relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. Further, Staff Bulletin No. 14C (June 28, 2005), further clarified the application of Rule 14a-8(i)(7) to proposals referencing environmental or public health issues, stating:

*3 To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal presented by the proponent fits into the former category of proposals described in the Staff Bulletin. It references a public health issue - here the issue of affordable access to medicines - but in actuality is related to the ordinary business of the company because it focuses on an internal assessment of the risks or liabilities that the company faces as a result of its current policy of linking supply of its products to Canadian wholesalers to Canadian patient demand. Although the proposal discusses U.S. pharmaceutical pricing, the Proposal neither requests that the company change its operating principles or policies, nor claims that production of the report itself would address an important social policy. Instead, the proposal asks the board to complete an internal analysis of the risks that the company faces as a

result of its current practices. The proponent cannot avoid Rule 14a-8(i)(7) by simply citing a significant policy issue in connection with the ordinary business matters raised. See Xcel Energy Inc. (available Apr. 1, 2003) and Cinergy Corp. (available Feb. 5, 2004) (both permitting the exclusion of a proposal requesting a report on the economic risks of current emissions and the benefits of reducing them); The Mead Corporation (available Jan. 31, 2001) (permitting the exclusion of a proposal requesting a report on risks faced by the company); see also, Wal-Mart Stores, Inc. (available Mar. 15, 1999) (permitting the exclusion of a proposal requiring the company to report on actions it has taken to ensure that its suppliers do not use slave or child labor where a single element to be included in the report related to ordinary business matters); Chrysler Corp. (available Feb. 18, 1998) (permitting exclusion of a proposal requiring the company to review and report on its international codes and standards in six areas including human rights, child labor and environmental standards, where one item related to ordinary business and another was ambiguous). As a result, the Proposal may be properly omitted, consistent with the Commission's rationale above.

This result fits with the Commission's consistent position that analysis of risks and benefits of company policies in financial terms is a fundamental and ongoing part of a company's ordinary business operations, and best left to management and the board of directors. See Xcel Energy Inc. (available April 1, 2003), Cinergy Corp. (available Feb. 5, 2004), and The Mead Corporation (available Jan. 31, 2001) (all excluding proposals related to a request for a report on the company's environmental risks). A current, in-depth understanding of the risks facing the company is an essential element of both day-to-day activities and the company's long-term strategy.

*4 In addition, this result is consistent with the Commission's approach to proposals which seek to "micro-manage" a company. The Proposal requests analysis of the company's supply-chain policies and practices with regard to 1) the long-term stability of the company and 2) to the risk of legal liability. Both questions require complicated and detailed financial

analysis to complete, including looking at the company's global product lines and pricing structures, contractual obligations, the competitive landscape, international laws, political trends, customer and public perception, as well as other variables. The Proposal also acknowledges that the subject matter of the Proposal is the subject of legal dispute. Further, the implied alternative to the company's current approach, facilitating importation of prescription drugs into the U.S., is currently prohibited by U.S. law. Thus, the proponent intends that this analysis include financial valuations of variables such as changes in U.S. and Canadian law and regulation, the outcome and/or likelihood of litigation, and shifts in public opinion - all of which are difficult to quantify and none of which are within the company's control. The requested analysis requires a deep understanding of the industry, applicable law, and the political landscape as well as analysis of strategic information that is proprietary to the company and highly confidential. It also requires significant business judgment, more properly exercised by company management and the board of directors than by shareholders who, as a group, would not be in a position to make an informed judgment. Although company management is responsible for the implementation of risk management at all levels of the company, risk management strategy and policy design is overseen by the board of directors. See Indiana Code 23-17-12-1 Sec. 1(b)(2), "...the business and affairs of the corporation [shall be] managed under the direction of the corporation's board of directors." Thus, under Indiana law, issuance of this type of report is within the scope of responsibilities assigned to the board. The Proposal also requests an analysis of the long-term stability of the company over an indefinite period of time with a deadline of September 30, 2006 - both elements of the Proposal indicate an improper attempt to " micro-manage".

III. Rule 14a-8(i)(10)

In addition to the rationale discussed above, the company should be able to exclude the

Proposal on the grounds that it has already been substantially implemented, based on Rule 14a-8(i)(10). See SEC Release No. 34-20091 (Aug. 16, 1983). The Commission has concurred that a proposal has been " substantially implemented" where a company can demonstrate that it has already adopted policies or acted to address each element of a shareholder proposal. See Albertson's Inc., (Mar. 23, 2005); Exxon Mobil Corp. (available Jan. 24, 2001); Nordstrom Inc. (available Feb. 8, 1995); The Gap, Inc. (available Mar. 8, 1996).

*5 The Proposal consists of two elements: a report on (1) the effects on the long-term economic stability of the company and (2) the risks of liability for legal claims, in both instances in light of the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The company regularly communicates material information about both of these subjects in various ways, as required or permitted by law, including SEC filings, press releases, quarterly earnings and other investor conference calls. In particular, Regulation S-K requires the company to disclose material risks facing the company in the company's annual report on 10-K, and to update this disclosure on a quarterly basis in the company's 10-Q filings. Excerpts of these disclosures are provided below. Although these disclosures are not in the format of a single report, the company's implementation need not mirror the format requested by the proponent. See Albertson's Inc., (available Mar. 23, 2005); The Talbots, Inc. (available Apr. 5, 2002); Cisco Systems, Inc. (available Aug. 11, 2003); Exxon Mobil Corp. (available Jan. 24, 2001); The Gap, Inc. (available Mar. 16, 2001); E.I. du Pont de Nemours and Co. (available Feb. 14, 1995); The Boeing Co. (available Feb. 7, 1994). The discussion of these risks occurs in the context of a broader discussion of the risks facing the company, and is addressed in three broad categories: risks to the company due to pricing pressures, risks to the company due to laws or regulations, and risks of litigation. To require a special and separate report on risks related only to the company's policy with respect to supply to Canada is unnecessary, duplicative, and

would exclude this broader context. The company also reports on importation, pricing and access to medicines (the proponent's underlying social concerns) in its Corporate Citizenship Report, published on the company's website at www.Lilly.com and updated annually. ·

The following information related to the risk (both legal and with regard to the long-term economic stability of the company) of Canadian product supply policies has already been provided to shareholders or is available on the company's website:

A. 2004 Annual Report of form 10-K, filed March 8, 2005, pp.7-8

In the U.S., we expect branded pharmaceutical products to be subject to increasing pricing pressures. Implementation of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA), providing a prescription drug benefit under the Medicare program, will take effect January 1, 2006. ... the MMA retains the authority of the Secretary of Health and Human Services to prohibit the importation of prescription drugs, but we expect Congress to consider several measures that could remove that authority and allow for the importation of products into the U.S. regardless of their safety or cost. If adopted, such legislation would likely have a negative effect on our U.S. sales. We are encouraged by the release of the HHS Task Force Report on Importation, which concludes that the safety and possible cost savings of an importation scheme are questionable.

*6 ... Additionally, notwithstanding the federal law prohibiting pharmaceutical importation, nine states have implemented importation schemes for their citizens, usually involving a website that links patients to selected Canadian pharmacies. One state has such a program for its state employees. In the absence of federal action to curtail state activities, we expect other states to launch importation efforts. As a result, we expect pressures on

pharmaceutical pricing to continue.

p.16

During 2004 we, along with several other pharmaceutical companies, were named in one consolidated case in Minnesota federal court brought on behalf of consumers alleging that the conduct of pharmaceutical companies in preventing commercial importation of prescription drugs from outside the United States violated antitrust laws and one case in California state court brought by several pharmacies in which plaintiffs' claims are less specifically stated, but seem to be substantially similar to the claims asserted in Minnesota. The Minnesota case seeks a class action certification. Both cases seek restitution for alleged overpayments for pharmaceuticals and an injunction against the allegedly violative conduct. We and the other defendants have filed a motion to dismiss in the Minnesota case, which is pending. The magistrate judge has recommended that the motion to dismiss be granted as to the federal claims and denied as to the state law claims. In the California case, the court has granted a motion to dismiss by the defendants but permitted the plaintiffs to re-file their complaint, which plaintiffs have now done. While we intend to vigorously defend these suits, given their early procedural stage, we cannot predict or determine the outcome of this litigation.

While it is not possible to predict or determine the outcome of the ... legal actions brought against us, we believe that ... the resolution of ... such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

Exhibit 13

FINANCIAL EXPECTATIONS FOR 2005 ... Actual results could differ

materially and will depend on, among other things ... the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals.

Exhibit 99

Certain factors, including but not limited to those listed below, may cause actual results to differ materially from current expectations and historical results. ... Government health care cost-containment measures can significantly affect our sales and profitability. These include federal, state, and foreign laws and regulations that negatively affect pharmaceutical pricing, such as Medicaid and Medicare; pharmaceutical importation laws; and other laws and regulations that, directly or indirectly, impose governmental controls on the prices at which our products are sold.

B. 10-Q filed November 3, 2005, p. 24

*7 During 2004 we, along with several other pharmaceutical companies, were named in one consolidated case in Minnesota federal court brought on behalf of consumers alleging that the conduct of pharmaceutical companies in preventing commercial importation of prescription drugs from outside the United States violated antitrust laws and one case in California state court brought by several pharmacies in which plaintiffs' claims are less specifically stated, but are substantially similar to the claims asserted in Minnesota. Both cases seek restitution for alleged overpayments for pharmaceuticals and an injunction against the allegedly violative conduct. The federal district court in the Minnesota case has dismissed the federal claims and ruled that the state claims must be brought in separate state court actions. Plaintiffs have appealed that decision to the Eighth Circuit Court of Appeals. The California case is currently in discovery.
While it is not possible to predict or

determine the outcome of the ... legal actions brought against us ... we believe that ... the resolution of ... such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

C.   Corporate   Citizenship   Report (www.Lilly.com) Importation and Counterfeiting

Lilly recognizes that there is growing political and public momentum for legalizing the importation of prescription drugs from Canada and other countries. Lilly opposes importation for three key reasons. Drug importation poses a clear danger to the U.S. prescription drug supply, and it threatens our ability to develop new medicines. Importation also has the potential to harm the U.S. economy through the loss of jobs and investment by the research pharmaceutical industry.
Importantly, every federal agency responsible for drug safety that has looked at importation has voiced safety concerns. Most Americans who buy drugs from Canadian websites assume that these drugs come from Canada. However, growing evidence suggests that drugs are being shipped from other countries, through Canada, into the United States. Canadian health authorities do not regulate medicines transshipped through Canada; thus the safety of these products cannot be ensured.
In an effort to ensure appropriate Canadian domestic supply and to address increasing levels of illegal importation of pharmaceuticals from Canada and the patient safety issues caused by importation, Lilly introduced a program to allocate the supply of its products to Canadian wholesalers based on Canadian patient demand.
The prescription drug counterfeiting business has become a highly sophisticated, globalized endeavor, encompassing highly specialized distribution syndicates that deliver

high-quality replicas of packages containing counterfeited drug product. Counterfeit product is largely produced in Asia and destined for markets around the world, including numerous countries targeted as potential U.S. importation sources, if importation were to be legalized. Lilly tests the counterfeit materials we recover during investigations and finds wide variance in quality and sterility of the end product. Some counterfeit materials have no active ingredient, some contain too much or too little active ingredient, some have unrecognizable content, some contain other products, and many are made in unhygienic settings. Legalizing drug importation would likely increase exponentially these sophisticated counterfeiting activities.

D. 2005 Proxy Statement

*8 The company made the following statements in opposition to a shareholder proposal last year requesting the company to implement a policy of not constraining importation of drugs from foreign markets and to report on that policy to shareholders.

Statement in Opposition to the Proposal Regarding Importation of Drugs

The public policy and compliance committee of the board has reviewed the shareholder proposal and finds that it is not in the best of interest of shareholders as it asks us to develop and promulgate a policy that is in direct conflict with existing laws of the United States and our objective of ensuring safe supply of our drugs around the world. In addition, such a policy would harm our ability to discover and develop innovative drugs.

Importation of pharmaceuticals into the United States is illegal, and the safety of illegally imported products cannot be ensured. Efforts to open the Canadian system to supply the much larger United States market would open United States

consumers to threats of counterfeit products, product tampering, and product integrity problems with their medicines. The Canadian government has stated that it will not establish regulatory processes to address the safety and integrity of pharmaceuticals passing through Canada destined for other countries. The U.S. Food and Drug Administration has repeatedly stated that it cannot guarantee the safety of medicine coming into the United States from outside the current regulatory framework. In fact, at the end of last year, the U.S. Department of Health and Human Services Task Force on Drug Importation (HHS task force) reported on its year-long examination of the risks and benefits of importation. The HHS task force, composed of leaders from across federal government, gathered information from around the world, heard testimony from stakeholders of all kinds, and concluded that allowing importation from other countries would open a channel for potentially dangerous counterfeit drugs.

Maintaining product integrity is essential to patient safety. The company's decision to supply Canadian wholesalers only sufficient product to meet local Canadian demand is consistent with historical company contract requirements and with our evaluation of the safety of the Canadian system. If the company does not take steps to protect the United States and Canadian supply chains from counterfeiting and tampering, patients could be placed at risk and we could face legal and financial threats and harm to our reputation. Also, in its 2005 Proxy Statement, the company responded to an identical proposal to the current Proposal (submitted by the same shareholder). In that response, the company expressly addressed its assessment of risks it faces (both business and legal) as a result of its Canadian supply policy:

Statement in Opposition to the Proposal Regarding Limiting Product Supply to Canada

... We disclose material financial and legal

risks to the company in Forms 10-Q, 10-K, and 8-K filings with the Securities and Exchange Commission (SEC), and public policy issues such as access to medicines in our annual Corporate Responsibility Report (available on our website at responsible.lilly.com). We believe the business risks from our supply chain management practices are immaterial, do not warrant further discussion in our SEC filings, and do not rise to the level of a special report. We have acted independently to develop supply chain management systems, policies, and associated customer contracts. We do not believe we will assume regulatory risk by employing our current global strategy linking supply of our products to Canadian wholesalers to Canadian patient demand. Moreover, while we have disclosed in our SEC filings that we (along with several other pharmaceutical companies) have been named in lawsuits alleging that our conduct in preventing commercial importation of prescription drugs violates antitrust laws, we believe the suits are without merit and will not have a material impact on our operations.

*9 The Federal Food, Drug, and Cosmetic Act makes it illegal to import unapproved, misbranded, and adulterated drugs into the United States, which includes foreign versions of U.S.-approved medications. We adhere to these laws. Importation of pharmaceutical products puts patients at greater risk of buying and receiving product that is outdated or otherwise compromised, or counterfeit copies of our products that contain inert or overly potent ingredients.

Finally, although not part of the Proposal's resolution section, the social policy of concern to the proponent is pharmaceutical pricing. The company has reported extensively on this issue in its Corporate Citizenship Report, which is available on its website at www.Lilly.com. The report also contains a description of the company's access programs which provide free or discounted medicines to eligible patients, and its philanthropic partnership to fight multi-drug resistant TB. All of these programs provide medicines to those who might otherwise not be able to afford them.

The company has already published information that is responsive to the Proposal and addresses its "essential objectives". Therefore, we believe the Proposal can be omitted from our proxy materials as it has already been substantially implemented.

IV. Conclusion

The company believes, for the reasons stated above, that the Proposal may be properly omitted from the company's proxy materials. We respectfully request your reconsideration of your January 5, 2007, position and your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Lilly omits the Proposal from its proxy materials for its 2007 Annual Meeting of Shareholders. We would appreciate your response no later than February 3, 2007 so that Lilly may be able to meet its timetable for distributing its proxy materials.

Should you disagree with the conclusions set forth herein, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to the foregoing, please do not hesitate to call me at 317-276-5835.

Very truly yours,

James B. Lootens
Secretary and Deputy General Counsel
ELI LILLY AND COMPANY
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

0i1090a4b64948481c91f496530375ffaaapplic
ation/pdf6035330.00.0FSEC-NAL-PDF1.402007
WL 316387 (S.E.C. No - Action Letter)
END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eli Lilly and Company
        Incoming letter dated November 21, 2007

The proposal requests the board to prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents.

There appears to be some basis for your view that Lilly may exclude the proposal under rule 14a-8(i)(7), as relating to Lilly's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lilly relies.

Sincerely,

John R. Fieldsend
Attorney-Adviser

